Exhibit 99.8

CONSENT OF EXPERT

I, Patrick Garretson, hereby consent to the use of my name in connection with the references to scientific and technical information relating to mineral properties of Barrick Gold Corporation (the “Company”) in the Annual Information Form for the year ended December 31, 2017 (the “AIF”) and the related Annual Report on Form 40-F of the Company.

I do also hereby consent to the use of my name and the incorporation by reference of the information contained in the AIF and Annual Report on Form 40-F into the Registration Statements of the Company on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769), Form F-3 (File No. 333-206417) and Form F-10 (File No. 333-216099).

Yours very truly,

/s/ Patrick Garretson
Name:	Patrick Garretson
Title:	Senior Director, Life of Mine Planning
Dated:	March 23, 2018